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                                August 17, 2021

       Tan Tran
       Chief Executive Officer
       Vemanti Group, Inc.
       7545 Irvine Center Dr., Ste 200
       Irvine, CA 92618

                                                        Re: Vemanti Group, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed July 30, 2021
                                                            File No. 000-56266

       Dear Mr. Tran:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 16, 2021 letter.

       Registration Statement on Form 10

       Our Growth Strategies, page 6

   1. We note your response to prior comment 1. Please revise to provide a discussion of what other assets may be
used to back the "fully reserved" stablecoin by expanding on the disclosure that the
stablecoin will be "at least fractionally backed by the US Dollar on a
                                                        1:1 basis." For
example, clarify whether assets backing the USD-pegged stablecoin will consist of fiat
currency only, or if it may include illiquid assets or securities and the risks associated with a
reserve holding those types of assets.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tan Tran
Vemanti Group, Inc.
August 17, 2021
Page 2

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameTan Tran
                                                          Division of
Corporation Finance
Comapany NameVemanti Group, Inc.
                                                          Office of Technology
August 17, 2021 Page 2
cc:       Cassi Olson
FirstName LastName